UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): October 29, 2021

Hammitt, Inc.

(Exact name of issuer as specified in its charter)

California	263217060
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2101 Pacific Coast Hwy Hermosa Beach, California	90254
(Address of principal executive offices)	(Zip code)

(310) 292-5200

(Issuer’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Filing of Form of Escrow Agreement

Hammitt, Inc. (the “Company”) is filing with the Commission its Escrow Agreement with Prime Trust LLC as Exhibit 8, to this Current Report on Form 1-U.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Hermosa Beach, State of California, on October 29, 2021.

HAMMITT, INC.

/s/ Andrew Forbes
By Andrew Forbes, Chief Executive Officer